

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 7, 2017

Eyal Cohen
Chief Financial Officer
B.O.S Better Online Solutions Ltd.
20 Freiman Street
Rishon LeZion, 75100, Israel

> **Re:** **B.O.S Better Online Solutions Ltd.**
> **Registration Statement on Form F-3**
> **Filed February 2, 2017**
> **File No. 333-215862**

Dear Mr. Cohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Brian Brodrick, Esq.
Phillips Nizer LLP